CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

November 28, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol: CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

CREAM MINERALS - PROJECTS UPDATE

Cream Minerals Ltd. (TSX-V: CMA) (the “Company” or “Cream”) reports that work is now well underway on the following properties:

1.

Bulk sampling of potentially diamond bearing gravels off the ocean floor on the south coast of Sierra Leone, Africa.

2.

Diamond drilling on the Nuevo Milenio Silver-Gold Property in Nayarit State, Mexico.  (Four holes have been completed under North Dos Hornos Vein #1, with two shipped for assay).

3.

Completion of aerial magnetic and electromagnetic surveys on the Goldsmith and Kaslo Silver properties in B.C.

4.

Since the price of Nickel has recently risen to a 20 year high, the Company plans to conduct an I.P. Survey on the Wine Nickel-Copper claims in Manitoba, subject to financing and prior to diamond drilling.

Further information on these work programs will be reported as soon as available.

For more information about Cream Minerals Ltd. and its mineral property interests, please see our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.